

Mail Stop 4720

April 20, 2018

J. Allan Funk
President and Chief Executive Officer
Parkway Acquisition Corp.
101 Jacksonville Circle
Floyd, VA 24091

>   **Re: Parkway Acquisition Corp.**
>   **Registration Statement on Form S-4**
>   **Filed April 13, 2018**
>   **File No. 333-224295**

Dear Mr. Funk:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                                    Sincerely,

                                    /s/ Era Anagnosti

                                    Era Anagnosti
                                    Acting Assistant Director
                                    Office of Financial Services

cc: Blake M. Edwards
       Lee G. Lester, Esq.